Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

November 14, 2007

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on 14 November 2007 through Marketwire.

Item 4                                Summary of Material Change

MAG SILVER REPORTS THIRD QUARTER FINANCIAL RESULTS

MAG Silver Corp. (TSX:MAG; AMEX:MVG) (“MAG”) announces the Company’s unaudited financial results for the nine month period ended September 30, 2007.  For complete details of the Third Quarter Interim Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov/edgar/searchedgar/webusers.htm).

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 14 November 2007 (NR#07-32) for a full description of the material change.

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                Date of Report

Dated 15 November 2007